File No.82-5139





URL : http://www.cybird.co.jp/profile/ir/index.html



03050442

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Relocation of the Overseas Branch

Tokyo, Japan, February 13, 2003 — CYBIRD Co., Ltd. today announced that the boards of directors have approved the relocation of an overseas branch in Europe. The details are as follows.

1. Reason for relocation
   CYBIRD decided to relocate The Netherlands Branch to London to provide a better environment for doing business throughout Europe.

2. Outline of the Branch
   Name : CYBIRD Co., Ltd. London Branch
   Place : Level 17, City Tower 40 Basinghall Street, London EC2 V5DE, UK
   Business Description : Planning and providing of mobile content services, consulting and market research.
   General Manager : Kimihiro Iwasaki
   Resident staff : 2
   Scheduled date of transfer : about the end of March 2003

File No.82-5139




JASDAQ

URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Establishment of Okinawa Mobile Operation Center

Tokyo, Japan, March 14, 2003 — CYBIRD Co., Ltd. today announced the establishment of an Okinawa Mobile Operation Center in Ginoza, Okinawa, to which the Company will transfer its operation centers and part of its data center business. The details are as follows.

1. Outline

Name : Okinawa Mobile Operation Center

Location : Ginoza Server Farm, Ginoza-son Kunigami-gun, Okinawa-ken

Operation Organization : (1) Data Center
(2) Mobile Operation Center (Call Center, Content Operation Check)
(3) Technical Support Center (Investigations into the cause of system failure and recovery work, collection of log data)
(4) Planning and development of mobile content service (Start of service scheduled in fiscal year ended March 2006)

Start of Operations : April 1, 2003

2. Purpose

To establish a low-cost operating organization in response to the intensifying competition in the mobile Internet market environment and to foster reliable and stable operations, we are transferring our operation centers and the primary service of our data centers from their current locations in metropolitan Tokyo and other areas. We estimate these measures will provide cost reductions of 400 million yen over three fiscal years starting from fiscal year ended March 2004.